MATTHEW OGURICK

Partner

DIRECT TEL: 212-326-0243

FAX: 212-326-0806

mogurick@pryorcashman.com

October 29, 2024

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F. Street, N.W.

Mail Stop 6010/3561

Washington, DC 20549

Attention:	Daniel Morris, Staff Attorney

Re:	EON Resources Inc.
Preliminary Proxy Statement on Schedule 14A
Filed September 23, 2024
File No. 001-41278

Dear Mr. Morris:

On behalf of our client, EON Resources Inc. (the “Company”), we confirm receipt of the letter dated October 18, 2024, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the above-referenced filing. Please find enclosed a complete copy of Amendment No. 1 (“Amendment No. 1”) to the above-referenced filing (as amended by Amendment No. 1, the “Proxy Statement”).We are responding to the Staff’s comments as set forth below. Certain capitalized terms set forth in this letter are used as defined in the Proxy Statement. The Staff’s comments are set forth below, followed by the Company’s response in bold:

Proxy Statement filed on September 24, 2024

Proposal No. 3 – The NYSE American Proposal, page 19

1.	Please revise to clarify the number of shares that would be issued if the company were to require White Lion to purchase all of the shares it is obligated to purchase and the percentage of common shares that would be held by White Lion under this scenario. Please also revise to clarify whether you have sufficient common stock currently authorized.

RESPONSE: In response to the Staff’s comment, the Company has revised Proposal No. 3 to disclose the number of shares that would be issued if the Company were to require White Lion to purchase all of the shares that are currently registered for resale by White Lion and all of the shares White Lion is obligated to purchase, based on a various recent closing prices. The Company has also added disclosure of the percentage such shares would represent of the Company’s total outstanding shares of Class A Common Stock at the same average purchase prices.

The revised disclosure also clarifies that, if the Company were to sell all of the shares that White Lion is obligated to purchase, it would exceed the 100,000,000 shares of Class A Common Stock that are authorized for issuance under the Company’s Certificate of Incorporation. Therefore, the Company has added disclosure that, to issue all of the shares permissible to White Lion under the Purchase Agreement, the Company may first need to amend its Certificate of Incorporation to increase the amount of authorized Class A Common Stock, which would require further approval by the Company’s stockholders. The Company also included disclosure that it is not currently seeking such approval from its stockholders.

2.	Please expand your disclosure to regarding the effect on stockholders, providing illustrative examples, if appropriate.

RESPONSE: In addition to disclosure of the number of shares that may be issued to White Lion if Proposal No. 3 is approved by stockholders, the Company included additional disclosure on the effects the approval may have on the price of the Company’s stock. However, because the purchase price per share to be paid by White Lion will fluctuate based on the market prices of the Class A Common Stock at the time the Company elects to sell shares to White Lion, if any, it is not possible for the Company to predict the number of shares that it will sell to White Lion, the purchase price per share that White Lion will pay, or the aggregate gross proceeds that the Company will receive from those purchases. Because the number of shares of Class A Common Stock that may be issued to White Lion is determined based on the market price at the time of issuance, the exact magnitude of the dilutive effect cannot be conclusively determined, although the Company acknowledges (and discloses) it may be material to the Company’s existing stockholders.

Furthermore, the Company included additional disclosure of the effects on the Company if Proposal No. 3 is not approved, including the remaining number of shares the Company may sell under the Exchange Cap and how the Company may not be able to implement its business plans and ultimately generate value for its stockholders.

Proposal No. 4 – The Stock Issuance Proposal, page 22

3.	Please revise your disclosure to provide additional background regarding the proposed issuance of additional shares to former holders of the promissory notes. For example, you should provide expanded discussion about when and why you decided to make this issuance, how you determined the recipients and the amounts to be received, the consideration to be paid by the recipients (if any), the quantitative and qualitative

RESPONSE: The Company has determined not to move forward with the transactions described in the Stock Issuance Proposal at this time, and therefore has removed the Stock Issuance Proposal from the Proxy Statement.

4.	Please revise to clarify the application of Rule 711 to the stock issuance proposal.

RESPONSE: The Company has determined not to move forward with the transactions described in the Stock Issuance Proposal at this time, and therefore has removed the Stock Issuance Proposal from the Proxy Statement.

*       *       *

We trust that this response satisfactorily responds to your request. If the Staff has any questions with respect to the foregoing, please contact the undersigned at (212) 326-0243.

Very truly yours,

/s/ Matthew Ogurick
Matthew Ogurick

cc:	EON Resources Inc.

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